NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

Three and six month periods ended June 30, 2008 and 2007

(Expressed in United States Dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Interim Consolidated Balance Sheets (Expressed in United States dollars)
	June 30, 2008 Unaudited	December 31, 2007

Assets

Current assets:
Cash and cash equivalents	$58,183,957	$20,461,990
Short-term investments (note 5)	1,737,766	2,542,116
Accounts receivable and prepaids (note 6)	3,531,281	28,265,154
Inventory	136,027	99,279
Current assets held for sale (note 7)	-	4,900,267
	63,589,031	56,268,806

Property, plant and equipment (note 8)	12,761,271	994,670

Non-current assets held for sale (note 7)	-	17,189,182

	$76,350,302	$74,452,658

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,890,735	$1,177,177
Current liabilities relating to assets held for sale (note 7)	-	3,464,644
	2,890,735	4,641,821

Long-term liabilities relating to assets held for sale (note 7)	-	4,171,482

Minority interest (note 8(a))	7,335,000	-

Deferred credit (note 8(a))	25,000,000	25,000,000

Shareholders’ equity:
Share capital (note 9)	240,400,139	239,997,257
Contributed surplus	11,383,536	10,544,616
Accumulated other comprehensive loss	(991,467)	(230,244)
Deficit	(209,667,641)	(209,672,274)
	41,124,567	40,639,355
	$76,350,302	$74,452,658

Adoption of new accounting standards (note 2)

Commitments and contingencies (note 10)

Subsequent event (note 8(b))

See accompanying notes to interim consolidated financial statements

Approved on behalf of the Board:

“Gary E. German”	Director	“Robert J. Gayton”	Director
Gary E. German		Robert J. Gayton

NEVSUN RESOURCES LTD. Interim Consolidated Statements of Operations and Other Comprehensive Income (Loss) Unaudited (Expressed in United States dollars)
Three months ended June 30			Six months ended June 30
	2008	2007	2008	2007

Operating costs and expenses
Depreciation and amortization	$3,045	$37,984	$5,096	$55,843
Exploration	-	1,055,614	-	2,000,724
General and administrative	1,109,599	1,386,876	2,437,511	3,305,434

Loss from operations	(1,112,644)	(2,480,474)	(2,442,607)	(5,362,001)

Foreign exchange gain (loss)	(2,311)	(9,531)	(2,311)	(17,920)
Interest income	276,789	229,119	485,846	513,459
Gain on sale of Mali operations (note 7)	3,796,142	-	3,796,142	-
Loss on disposal of asset	(284)	-	(284)	-
Income (loss) on sale of short-term
investments	(11,294)	11,692	(11,294)	11,692

Income (loss) before income taxes	2,946,398	(2,249,194)	1,825,492	(4,854,770)

Income taxes	-	-	-	(8,888)

Income (loss) from continuing operations	2,946,398	(2,249,194)	1,825,492	(4,863,658)

Income (loss) from discontinued operations (note 7)	(318,378)	(2,461,650)	(1,820,859)	(3,437,933)

Income (loss) for the period	2,628,020	(4,710,844)	4,633	(8,301,591)

Other comprehensive income (loss)	(367,184)	(3,923)	(761,223)	-

Comprehensive income (loss)	$2,260,836	$(4,714,767)	$(756,590)	$(8,301,591)

Weighted average number of common
shares outstanding	127,977,454	117,138,322	127,928,058	116,997,002

Basic and diluted income (loss) per share from
continuing operations	$0.02	$(0.02)	$0.01	$(0.04)

Basic and diluted loss per share from
discontinued operations	$-	$(0.02)	$(0.01)	$(0.03)

Basic and diluted income (loss) loss per share	$0.02	$(0.04)	$-	$(0.07)

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD. Interim Consolidated Statements of Cash Flows Unaudited (Expressed in United States dollars)
Three months ended June 30			Six month ended June 30
	2008	2007	2008	2007

Cash provided by (used for):

Operations:
Income (loss) from continuing operations	$2,946,398	$(2,249,194)	$1,825,492	$(4,863,658)
Items not involving the use of cash
Depreciation and amortization	3,045	37,984	5,096	55,843
Stock based compensation	240,549	590,485	771,976	1,637,126
(Gain)loss on sale of short term investments	11,294	(11,692)	11,294	(11,692)
Gain on disposal of Mali operations	(3,796,142)	-	(3,796,142)	-
Loss on disposal of assets	284	-	284	-
Changes in non-cash operating capital:
Accounts receivable and prepaids	(324,881)	(144,357)	(266,127)	(206,321)
Inventories	(69,357)	(683)	(36,748)	23,704
Accounts payable and accrued liabilities	119,450	(798,455)	(694,113)	(1,010,487)
	(869,360)	(2,575,912)	(2,178,988)	(4,375,485)

Investments:
Short-term investments sales proceeds	31,832	21,603	31,832	21,603
Proceeds on reduction of Bisha property interest	-	-	25,000,000	-
Proceeds on disposal of Mali operations,
net of transaction cost of $128,599	19,871,401	-	19,871,401	-
Expenditures on property, plant and equipment	(7,689,682)	(134,850)	(9,282,717)	(310,489)
	12,213,551	(113,247)	35,620,516	(288,886)

Financing:
Minority interest contributions	7,335,000	-	7,335,000	-
Issuance of shares, net of issue costs	-	557,495	25,517	1,143,755
	7,335,000	557,495	7,360,517	1,143,755

Increase (decrease) in cash and cash equivalents from
continuing operations	18,679,191	(2,131,664)	40,802,045	(3,520,616)

Decrease in cash and cash equivalents from
discontinued operations (note 7)	(136,975)	(2,631,562)	(3,080,078)	(3,137,803)

Increase (decrease) in cash and cash equivalents	18,542,216	(4,763,226)	37,721,967	(6,658,419)

Cash and cash equivalents, beginning of period	39,641,741	21,482,188	20,461,990	23,377,381

Cash and cash equivalents, end of period	$58,183,957	$16,718,962	$58,183,957	$16,718,962

Non-cash investing and financing transactions
Property, plant and equipment additions included
In accounts payable	$1,232,100	$-	$2,407,670	$-
Reclassification of contributed surplus to
share capital upon exercise of shares	-	24,415	14,648	209,965
Amortization capitalized to property, plant
and equipment	32,216	-	63,537	-
Stock based compensation capitalized to
property, plant and equipment	81,592	-	81,592	-
Shares for debt	362,717	-	362,717	-

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD. Interim Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in United States dollars)
	Number of shares	Share capital (note 9)	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit

December 31, 2006	116,289,322	$222,748,798	$8,410,121	$-	$(197,676,243)

Transition adjustment for the adoption of new accounting standards	-	-	-	3,307	-

Exercise of options	670,000	586,260	-	-	-

Transfer to share capital on exercise of options	-	185,550	(185,550)	-	-

Stock based compensation	-	-	1,046,641	-	-

Unrealized gain on available-for-sale investments (net of tax)	-	-	-	616	-

Loss for the three months	-	-	-	-	(3,590,747)

March 31, 2007	116,959,322	223,520,608	9,271,212	3,923	(201,266,990)

Exercise of options	775,000	557,495	-	-	-

Transfer to share capital on exercise of options	-	24,415	(24,415)	-	-

Stock based compensation	-	-	590,486	-	-

Realized gain	-	-	-	(3,923)	-

Loss for the three months	-	-	-	-	(4,710,844)

June 30, 2007	117,734,322	224,102,518	9,837,283	-	(205,977,884)

Private Placement	10,000,000	15,735,384	-	-	-

Exercise of options	130,000	159,355	-	-	-

Stock based compensation	-	-	707,333	-	-

Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(230,244)	-

Loss for the three months	-	-	-	-	(3,694,390)

December 31, 2007	127,864,322	239,997,257	10,544,616	(230,244)	(209,672,274)

Exercise of options	15,000	25,517	-	-	-

Transfer to share capital on exercise of options	-	14,648	(14,648)	-	-

Stock based compensation	-	-	531,427	-	-

Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(394,039)	-

Loss for the three months	-	-	-	-	(2,623,387)

March 31, 2008	127,879,322	240,037,422	11,061,395	(624,283)	(212,295,661)

Stock based compensation	-	-	322,141	-	-

Unrealized loss on available-for-sale investments (net of tax	-	-	-	(376,895)	-

Shares for debt	290,000	362,717	-	-	-

Realized loss on available- for-sale investments (net of tax)	-	-	-	9,711	-

Income for the three months	-	-	-	-	2,628,020

June 30, 2008	128,169,322	$240,400,139	$11,383,536	$(991,467)	$(209,667,641)

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2008

1. Nature of business:
Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or the “Company”) are in the mineral property exploration and development business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction in progress are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

Other than the adoption of new accounting standards described in note 2, the same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for the fair presentation in accordance with Canadian generally accepted accounting principles of the results for the interim periods presented.

2. Adoption of new accounting standards:
(a) On January 1, 2008 the Company adopted the following four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”):
(i) Inventories, Section 3031:

This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value. Any items not meeting the definition of inventory, including significant long-term capital spares, are required to be reclassified to property, plant and equipment. This section also provides guidance on the reversal of previous write-downs in certain circumstances.  The Company’s inventories are carried at cost. The adoption of this standard had no material impact on the Company’s financial statements.

(ii) Financial Instruments – Disclosures and Presentation, Sections 3862 and 3863:

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3862. Financial Instruments - Disclosures (section 3862).  Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to this section are in note 3. Section 3863 provides standards for presentation of financial instruments and non-financial derivatives.

(iii) Assessing Going Concern, Section 1400:

In June 2007, CICA Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  The adoption of this standard had no material impact on the Company’s financial statements. Disclosure requirements are set out in note 1.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2008

(iv) Capital Disclosures, Section 1535:

Effective January 1, 2008 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures. The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies, and processes for managing capital. Disclosure requirements are set out in note 4.

(b) Accounting standards issued for adoption in future periods:

The following accounting standards have been issued by the CICA for adoption in future periods. Management is evaluating the impact of these new standards on the Company’s financial position and results of operations.

(i) Goodwill and intangible assets, Section 3064:

Issued by the CICA in February 2008, this Section will replace Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Section 3064 requires the expensing of start-up costs unless those costs satisfy specific capitalization criteria.  Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” will be withdrawn.  Section 3064 is effective for annual or interim periods beginning on or after January 1, 2009.

(ii) The CICA adopted International Financial Reporting Standards for implementation on January 1, 2011. The Company is considering the impact of these changes.

3. Financial instruments and risk management:

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The Company classified its financial instruments as follows:  Cash and cash equivalents as held-for-trading; short-term investments as available for sale; accounts receivable as loans and receivables; accounts payable as other financial liabilities.

The Company has exposure to the following risks from its use of financial instruments: • credit risk, • liquidity risk, and • market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, procedures and processes for measuring and managing risk, and the Company’s management of capital.  Further quantitative disclosures are included throughout these interim consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s risk management procedures are established to identify and analyze the risks faced by the Company.  The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2008

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a) Credit risk:

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables and its investment securities.

(i) Cash equivalents:

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

(ii) Receivables:

The Company’s receivables are due principally from the sale of an asset and was collected subsequent to June 30, 2008 (note 8(b)).  Management does not expect these counterparties to fail to meet their obligations.

(iii) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.  All financial assets of the Company have contractual maturities of less than 90 days. The maximum exposure to credit risk at the reporting date was:

June 30, 2008
Cash and cash equivalents	$58,183,957
Accounts receivable	3,338,252
$61,522,209
The Company does not have receivables or deposits that it considers impaired or otherwise uncollectible.
(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The contractual financial liabilities of the Company as of June 30, 2008 equal $2,890,735.  The undiscounted cash flows of the liabilities are equal to their contractual amounts. All of the liabilities are due within six months of June 30, 2008.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2008

(c) Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

(i) Currency risk

The Company’s functional currency is the United States Dollar (USD). The Eritrean Nakfa (ERN) is directly tied to the USD and, accordingly, is not a currency risk in terms of the functional currency. The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency. The currency exposures are primarily to the Canadian Dollar (CAD), British Pound (GBP), and the South African Rand (ZAR).

The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:
	June 30, 2008
	CAD	GBP	ZAR
Cash and cash equivalents	157,837	-	44,617
Available for sale investments	1,772,000	-	-
Accounts receivable	43,037	2,000	1,336,566
Trade payables	(515,093)	(32,849)	-
Total USD foreign exchange rate	1,457,781 1.02	(30,849) 0.49	1,381,183 7.82
Balance sheet exposure in equivalent USD	1,429,197	(62,957)	176,622
(ii) Sensitivity analysis:

A 10 percent strengthening of the US dollar against the following currencies at June 30, 2008 would have increased (decreased) net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant (a 10 percent weakening of the US dollar against the above currencies at June 30, 2008 would have had the equal but opposite effect):

June 30, 2008			Gain (Loss)
CAD			$(129,965)
GBP			$5,723
ZAR			$(16,057)

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2008

(c) Market risk:
(iii) Other market risk:

Equity price risk arises from available-for-sale equity securities and the Company’s exposure at June 30, 2008 was $1,737,766.  The shares are publicly traded with an average daily volume in Q2 2008 of 56,000 shares, market price quotes are readily available, and their carrying value is equal to their market value.  The Company intends to liquidate its equity portfolio in an orderly basis for use in its operations.

Sensitivity analysis:

In Q2 2008, the price per share of the short term investment varied as much as Cdn $0.07.  A Cdn $0.07 increase in the market price of the short-term investment at June 30, 2008 would have increased short term investments and decreased accumulated other comprehensive loss by $608,218.  This analysis assumes that all other variables, in particular foreign exchange rates, remain constant (a Cdn $0.07 decrease in the fair market value at June 30 would have had the equal but opposite effect).

4. Capital management:

The Company manages its cash and cash equivalents, common shares, stock options, and warrants as capital. The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. To meet these objectives, the Company ensures it has sufficient cash resources to meet 60 days of operations. At present employees and directors hold approximately 2 percent of common shares, or just under 2 percent assuming that all outstanding warrants and share options vest and/or are exercised.

5. Short-term investments:

Short-term investments are composed of 8,860,000 shares (December 31, 2007 – 9,000,000 shares) in PMI Gold Corporation received in connection with the sale of the Ghana property (note 8(b)).  The calculation of accumulated other comprehensive loss is as follows:

Original cost of short-term investment	$2,729,233
Market value of short-term investment as June 30, 2008	1,737,766
Accumulated other comprehensive loss	$991,467

6. Accounts receivable and prepaids:
	June 30, 2008	December 31, 2007

Receivable on reduction of Bisha property interest (note 8(a))	$-	$25,000,000
Receivable on disposal of Ghana property (note 8(b))	3,038,959	3,000,000
Other	492,322	265,154
	$3,531,281	$28,265,154

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2008

7. Discontinued operations:
In May 2008 the Company sold its Mali operations for $20 million plus a 1 % net smelter return royalty for a gain on sale of $3,796,142.

On September 5, 2007, the Company announced the plan to place its Tabakoto mine in Mali onto care and maintenance and engaged an agent to seek a buyer for the Mali assets.  Accordingly, as of December 31, 2007, the assets and liabilities relating to the Mali operations, which included the Tabakoto mine and the Segala property, were reclassified on the balance sheet as ‘held for sale’.  The results of the Company’s Mali operations have been segregated and disclosed separately.

A summary of discontinued operations is as follows:
Three months ended June 30			Six months ended June 30
	2008	2007	2008	2007

Revenue	$261,691	$10,500,671	$261,691	$22,905,750
Operating costs (i)	(556,740)	(12,928,526)	(2,356,103)	(26,191,445)

Operating loss	(295,049)	(2,427,855)	(2,094,412)	(3,285,695)

Other income (expenses)	(23,329)	(33,795)	273,553	(152,238)
Loss from discontinued operations for the period	$(318,378)	$(2,461,650)	$(1,820,859)	$(3,437,933)

(i) Operating costs include costs of sales and mining; exploration, general and administrative expenses
Cash flow from discontinued operations:

Three months ended June 30			Six months ended June 30
	2008	2007	2008	2007
Cash provided by (used for):

Loss for the period	$(318,378)	$(2,461,650)	$(1,820,859)	$(3,437,933)
Non-cash items and changes to non-cash operating capital	276,215	(294,953)	(23,833)	52,352
Operations	(42,163)	(2,756,603)	(1,844,692)	(3,385,581)
Investments	(94,812)	-	(94,812)	-
Financing	-	125,041	(1,140,574)	247,778
	$(136,975)	$(2,631,562)	$(3,080,078)	$(3,137,803)

8. Property, plant and equipment:
	June 30, 2008	December 31, 2007

Mineral properties	$507,800	$203,911
Construction-in-progress	11,483,455	-
Plant and equipment at cost less accumulated
amortization of $734,413 (2007 - $668,057)	770,016	790,759

	$12,761,271	$994,670

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2008

(a) Bisha Project - State participation:

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The final amount to be paid by the State will be determined by an independent valuator and shall be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine, currently estimated to be in mid 2010.  As a first provisional payment, ENAMCO paid the Company $25,000,000 during Q1 2008.  The provisional payment has been recorded as a deferred credit on the balance sheet

As of June 30, 2008 ENAMCO had advanced $7,335,000 to the Bisha project, recorded as minority interest on the balance sheet.
(b) Kubi-Ghana sale:

The Company completed the sale of its Kubi property in Ghana to PMI Gold Corporation (“PMI”) on October 12, 2007 and recorded a gain on the transaction of $5,765,579.  Consideration on the sale consisted of nine million PMI common shares plus a further $3,000,000 payable in 6 months in cash or in PMI shares. In April 2008 the parties agreed to change the second installment to all cash, together with interest at 6% per annum from April 12, 2008.  The receivable of $3,000,000 plus the related interest was received in cash early in Q3 2008.

9. Share capital:
(a) Authorized: 250,000,000 common shares without par value.
(b) Stock options

The Company’s shareholders approved an amended stock option plan in April 2006.  The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted since January 1, 2003 using the Black-Scholes model. No options were granted in the second or first quarters of 2008.  All stock based compensation expense for Q2 and Q1 2008 arises from options issued in Q4 2007 and was calculated using the following weighted average assumptions:  expected life of option 5 years, stock price volatility 56%, no dividend yield, and a risk-free interest rate yield of 3%. The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

The quarter ended June 30, 2008 included $322,141 in stock based compensation costs, $240,549 (2007 -$590,485) of which were included in general and administrative expenses, with the remaining $81,592 (2007 – nil) capitalized to property, plant and equipment.

(b) Stock options:

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2008

Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2007	6,617,500	$2.78
Expired	(820,000)	3.22
Exercised	(15,000)	1.72
Outstanding, March 31, 2008	5,782,500	2.72
Expired	(55,000)	2.22
Outstanding, June, 2008	5,727,500	$2.73

Range of
Number of	exercise	Average remaining
Type	options	price (CDN$)	life in years
Vested (exercisable)	110,000	$0.15	2.6 years
Vested (exercisable)	952,500	$0.75 to $1.72	2.3 years
Vested (exercisable)	1,832,500	$2.00 to $2.36	1.6 years
Vested (exercisable)	1,335,000	$3.07 to $3.21	3.3 years
Vested (exercisable)	820,000	$4.81	0.5 years
Vested (exercisable)	100,000	$7.33	0.4 years
Un-vested	577,500	$2.00	4.3 years
Total	5,727,500
The weighted average price of options exercisable at the end of the period was Cdn $2.81.
(c) Warrants
Expiry	Number of warrants	Exercise Price (CDN$)
October 25, 2008	8,889,000	$3.00
December 19, 2008	5,000,000	$10.00
October 31, 2008	5,000,000	$4.00
Outstanding, June 30, 2008	18,889,000	Average $	5.12
(d) Shares reserved for issuance (fully diluted):

Number of shares
Issued and outstanding at June 30, 2008	128,169,322
Reserved for options (note 9(b))	5,727,500
Reserved for warrants (note 9(c))	18,889,000
Shares reserved for issuance (fully diluted) at June 30, 2008	152,785,822

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2008

10. Commitments and contingencies:

As of June 30, 2008 the Company had purchase commitments for the Bisha project in the amount of approximately $16,000,000.  The Company’s subsidiary has arranged a letter of credit for $6,000,000 related to the commitments for the purchase of the Ball and SAG mills.

During early 2008, the Company learned its Eritrean subsidiary, Bisha Mining Share Company, will likely be assessed a withholding tax of 10% for payments to foreign suppliers whose activities are performed outside the borders of Eritrea, retroactive to January 2006.  The Company intends to challenge any such assessment and the outcome is not determinable.  The Company estimates the assessment may be as high as $1,000,000 for services to June 30, 2008.

The Company has arranged an environmental bond for the Bisha Project for $500,000 at a cost of 1% per annum.

11. Segmented information:

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.